[redacted]

cm

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
402

SECU 13010012 SSION

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMI Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 University Boulevard, Suite 800
(No. and Street)

Denver (City) — Colorado (State) — 80206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. William Hill — 303-398-7237 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, N.E., Ste 1900 (Address) — Atlanta (City) — Georgia (State) — 30308 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EAM
3/9/13

OATH OR AFFIRMATION

I, Chris Daum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMI Capital Advisors, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kimberly A Traver
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Commission Expires
November 22, 2015

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frazier & Deeter
CPAs & ADVISORS

FMI CAPITAL ADVISORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

FMI CAPITAL ADVISORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

FMI CAPITAL ADVISORS, INC.

Table of Contents

December 31, 2012

FMI

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
402

February 27, 2013

Securities and Exchange Commission
Registrations Branch, Mail Stop 8031
100 F Street N.E.
Washington, D.C. 20549

Dear Sir:

Pursuant to Rule 17a-5(d) and SEC Rule 17a-5, I have enclosed two originals of FMI Capital Advisors, Inc.'s annual audited report for our fiscal year ended December 31, 2012, along with supporting documents.

Yours truly,

W. Christopher Daum
President

FMI Capital Advisors, Inc.
210 University Boulevard
Suite 800
Denver, CO 80206
T 303.377.4740
F 303.398.7291
www.fminet.com

FD Frazier &Deeter
CPAs & ADVISORS

600 Peachtree Street, N.E.
Suite 1900
Atlanta, Georgia 30308
404.253.7500
www.frazierdeeter.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
FMI Capital Advisors, Inc.
Denver, CO

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by FMI Capital Advisors, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating FMI Capital Advisors, Inc.'s compliance with the applicable instruction of the General Assessment Reconciliation (Form SIPC-7). FMI Capital Advisors, Inc.'s management is responsible for the FMI Capital Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (i.e. the general ledger) noting no differences.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences greater than $1.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of FMI Capital Advisors, Inc. and other specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Atlanta, Georgia
February 22, 2013

Frazier & Deeter, LLC

FD Frazier & Deeter
CPAs & ADVISORS

600 Peachtree Street, N.E.
Suite 1900
Atlanta, Georgia 30308
404.253.7500
www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
FMI Capital Advisors, Inc.
Denver, Colorado

We have audited the accompanying financial statements of FMI Capital Advisors, Inc. (an S-corporation), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMI Capital Advisors, Inc. as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2013
Atlanta, Georgia

Frazier & Deeter, LLC

FMI CAPITAL ADVISORS, INC.

Statement of Financial Condition

December 31, 2012

Assets

Current Assets:		
Cash and cash equivalents	$	6,553,245
Accounts receivable, less allowance for doubtful accounts of $39,458		238,632
Prepaid expenses		4,642
Total Current Assets	$	6,796,519

Liabilities and Stockholder's Equity

Current Liabilities:		
Accounts payable	$	39,337
Accrued compensation		1,968,292
Deferred revenue		749,986
Total current liabilities		2,757,615
Commitments		
Stockholder's Equity:		
Common stock, $0.001 par value; 1,000 shares authorized; 275 shares issued and outstanding		1
Additional paid-in capital		177,248
Retained earnings		3,861,655
Total stockholder's equity		4,038,904
Total Liabilities and Stockholder's Equity	$	6,796,519

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.

Statement of Operations

For the Year Ended December 31, 2012

Revenues	$ 10,748,092
Costs and expenses:	
Salaries, compensation, and benefits	5,878,748
General and administrative	1,721,072
Sales and travel	982,714
Total costs and expenses	8,582,534
Net income	$ 2,165,558

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.

Statement of Stockholder's Equity

For the Year Ended December 31, 2012

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2011	275	$ 1	$ 177,248	$ 7,824,801	$ 8,002,050
Distributions to Parent	-	-	-	(6,128,704)	(6,128,704)
Net income	-	-	-	2,165,558	2,165,558
Balance, December 31, 2012	275	$ 1	$ 177,248	$ 3,861,655	$ 4,038,904

See notes to financial statements.

FMI CAPITAL ADVISORS, INC.

Statement of Cash Flows

For the Year Ended December 31, 2012

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:	
Net income	$ 2,165,558
Adjustments to reconcile net income to net cash provided by operating activities:	
Provision for bad debt	30,052
Changes in assets and liabilities:	
Accounts receivable	193,519
Prepaid expenses	1,374
Accounts payable	32,849
Accrued compensation	(2,068,087)
Deferred revenue	225,597
Due to related party	(252,965)
Total adjustments	(1,837,661)
Net cash provided by operating activities	327,897
Cash flows from financing activities:	
Distributions to Parent	(6,128,704)
Net decrease in cash and cash equivalents	(5,800,807)
Cash and cash equivalents, beginning of year	12,354,052
Cash and cash equivalents, end of year	$ 6,553,245

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

FMI Capital Advisors, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides financial advisory services to the construction industry. These services include: mergers and acquisitions, business valuations, due diligence, divestitures, management buyouts, recapitalizations, and capital placement services.

The following is a summary of the more important accounting principles and policies followed by the Company:

Basis of presentation

The Company has adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification"). The Codification is the single official source of authoritative generally accepted accounting principles in the Unites States ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities and all of the Codification's content carries the same level of authority.

Revenue and deferred revenue

Investment Banking - The Company enters into contracts with customers to provide investment banking services. These contracts generally contain an upfront fee with a success fee that is contingent upon the closing of a transaction. The Company records the upfront fee as deferred revenue and amortizes the amount to revenue over the estimated contractual relationship period of 12 months. The contingent success fee is recognized as revenue upon the achievement of the contingent event, which is generally the successful closing of the transaction.

Valuation Services - The Company provides valuation reports and business appraisals. Generally, the services associated with the delivery of these reports and appraisals occur over a period of several months. The Company may receive an upfront payment or scheduled payments during the performance of the services. The Company has determined that delivery and performance under these contracts occurs upon the issuance of the final report to the customer. Therefore, any upfront or scheduled payments are recorded as deferred revenue until delivery of the final report occurs.

Other Services - The Company performs other consulting services that are billed at stated contractual rates based on an engagement letter. The Company recognizes revenue from these services upon the delivery of the service to the customer and when collection is reasonably assured.

Note 1 - Description of business and summary of significant accounting policies - continued:

Revenue and deferred revenue - continued

Billable Expenses - The Company bills its customers for certain travel and other expenses incurred in accordance with the terms of its contracts. The Company records these reimbursements as revenue in the period in which the cost is incurred and the revenue is earned. For the year ended December 31, 2012, included in revenue is approximately $459,000 of billable expenses. The Company includes the costs incurred for these billable expenses as a component of sales and travel expense. For the year ended December 31, 2012, the cost incurred and included in sales and travel expense approximated the related revenues.

Accounts receivable

The Company carries its accounts receivable net of an allowance for doubtful accounts. Accounts receivable balances are evaluated on a regular basis, and allowances are provided for potentially uncollectible customer accounts based on management estimates. Allowance adjustments are charged to operations expense in the period in which the related facts causing adjustment become known. As of December 31, 2012, management recorded an allowance for doubtful accounts of $39,458. Generally, the Company requires no collateral from its customers.

Advertising

The Company expenses all advertising costs as incurred. Advertising costs were approximately $318,000 for the year ended December 31, 2012.

Income taxes

The Company has elected under the Internal Revenue Code ("IRC") to be taxed as a qualified Subchapter S Subsidiary ("Qsub") of its parent corporation, FMI Corporation ("Parent"). Under the Qsub election, the Company is disregarded for United States tax purposes and therefore, all income or loss flows through to the Parent's S-corporation tax return. In lieu of corporate income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

Note 1 - Description of business and summary of significant accounting policies - continued:

Income taxes - continued

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ending December 31, 2009. As of December 31, 2012, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Common Control

The Company is under common control of the Parent. The existence of that control could result in operating results or a financial position of the Company significantly different than that which would have been obtained if the entities were autonomous.

Subsequent events

The Company has evaluated subsequent events through February 22, 2013, the date at which the financial statements were available to be issued. All subsequent events, if any, requiring recognition as of December 31, 2012, have been incorporated into these financial statements.

Note 2 - Related party transactions:

The Company is a wholly-owned subsidiary of the Parent, a management consulting and services firm serving the construction industry.

Note 2 - Related party transactions - continued:

The Company and the Parent have entered into a Financing, Expense Sharing and Accounting Agreement ("Agreement"). In accordance with the terms of the Agreement, the Parent charges the Company a portion of the general and administrative expenses incurred by the Parent. These expenses include: (a) corporate management and administrative salaries, wages and benefits; (b) corporate director fees; (c) shared facilities costs; (d) corporate marketing, communications, and database maintenance; (e) information technology costs; (f) general liability and other insurance costs; (g) general company training, recruiting, relocation, and certain other travel and entertainment expenses; (h) company legal, accounting, and consulting fees; and (i) other miscellaneous corporate general and administrative expenses. For the year ended December 31, 2012, included in general and administrative expenses was approximately $1,326,000 of allocated costs charged to the Company under the Agreement.

Certain employees of the Company provide services to the Parent or other divisions within the Parent. In addition, certain employees of the Parent provide services to the Company. For the year ended December 31, 2012, the net amount of salary and benefits charged to the Parent by the Company was approximately $103,000.

Note 3 - Concentration of credit risk:

The Company's business activity is exclusively with customers in the construction industry. This industry concentration of customers sets up a concentration of credit risk with respect to trade receivables. Customer account balances are evaluated on a regular basis, generally no collateral is required. Losses pertaining to those credit risks, in the aggregate have not exceeded management's expectations.

The Company maintains its cash in bank deposits which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 4 - Major customers:

One customer accounted for approximately 17% of total accounts receivable as of December 31, 2012. One customer accounted for approximately 18% of total revenue for the year ended December 31, 2012.

Note 5 - Employee benefit plan:

The Company's employees are eligible to participate in the 401(k) retirement savings plan (the "Plan") of the Parent. After one year of employment with the Company, each participant is eligible to receive an employer contribution of 5% of compensation each year. Collectively, the Parent and Company also reserve the right to make an additional discretionary contribution to the participants of the Plan each year. For the year ended December 31, 2012, an additional discretionary 5% of compensation to each participant was contributed. The total employer contributions and plan expense paid by the Company for the year ended December 31, 2012 was approximately $266,000 and $4,000 was included in accrued compensation at December 31, 2012.

Note 6 - Commitments:

The leases for office space used by the Company are between the applicable landlord and the Parent. The Company is not a guarantor on any lease obligations or other obligations of the Parent. The Company is charged for usage of the office space through the Agreement with the Parent.

Note 7 - Subordinated liabilities:

The Company had no existing subordinated liabilities during 2012 as described in Appendix D to the SEC Uniform Net Capital Rule (Rule15c3-1). Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

Note 8 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Rule requires that the Company have a minimum net capital of $183,841 at December 31, 2012, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Company had net capital, as defined, of $4,034,262 which was $3,850,421 in excess of the required net capital, and its ratio of aggregate indebtedness to net capital was 0.68 to 1.

SUPPLEMENTAL INFORMATION

FMI CAPITAL ADVISORS, INC.

Schedule 1: Reconciliation of Audited and Unaudited Reports

December 31, 2012

Description	As Previously Stated	Debit	Credit	As Stated
	Assets			
Current Assets:				
Cash	$ 6,553,245	$ -	$ -	$ 6,553,245
Accounts receivable, less allowance for doubtful accounts of $9,406	238,632	-	-	238,632
Due from related party	-	-	-	-
Prepaid expenses	4,642	-	-	4,642
Total current assets	$ 6,796,519	$ -	$ -	$ 6,796,519
	Liabilities and Stockholder's Equity			
Current Liabilities:				
Accounts payable	$ 39,337	$ -	$ -	$ 39,337
Accrued compensation	1,968,292	-	-	1,968,292
Deferred revenue	749,986	-	-	749,986
Due to related party	-	-	-	-
Total current liabilities	2,757,615	-	-	2,757,615
Stockholder's Equity:				
Common stock, $0.001 par value; 1,000 shares authorized; 275 shares issued and outstanding	1	-	-	1
Additional paid-in capital	177,248	-	-	177,248
Retained earnings	3,861,655	-	-	3,861,655
Total stockholder's equity	4,038,904	-	-	4,038,904
Total Liabilities and Stockholder's Equity	$ 6,796,519	$ -	$ -	$ 6,796,519
	Revenues and (Expenses)			
Revenues	$ 10,748,092	$ -	$ -	$ 10,748,092
Costs and expenses:				
Salaries, compensation, and benefits	(5,878,748)	-	-	(5,878,748)
General and administrative	(1,721,072)	-	-	(1,721,072)
Sales and travel	(982,714)	-	-	(982,714)
Total costs and expenses	(8,582,534)	-	-	(8,582,534)
Net income	$ 2,165,558	$ -	$ -	$ 2,165,558

See independent auditors' report.

FMI CAPITAL ADVISORS, INC.

Schedule 2: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition		$ 4,038,904
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		4,038,904
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		4,038,904
Deductions and/or charges:		
Total nonallowable assets - deposit with FINRA	$ 4,642	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities-proprietary capital charges	-	
Other deductions and/or charges	-	
Other additions and/or allowable credits	-	4,642
Net capital before haircuts on securities positions (tentative net capital)		4,034,262
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentrations	-	
Other	-	-
Net capital		$ 4,034,262

See independent auditors' report.

FMI CAPITAL ADVISORS, INC.

Schedule 2: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

December 31, 2012

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (less deferred income taxes)	$	2,757,615
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	2,757,615

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	183,841
Minimum dollar requirement	$	5,000
Net capital requirement	$	183,841
Excess net capital	$	3,850,421
Excess net capital at 1500%	$	3,850,421
Excess net capital at 1000%	$	3,758,501
Percentage of aggregate indebtedness to net capital		68%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	4,092,647
Audit adjustments		-
Net capital per previous page	$	4,092,647

See independent auditors' report.

FMI CAPITAL ADVISORS, INC.

Schedule 3: Statement Regarding SEC Rule 15c3-3

December 31, 2012

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

See independent auditors' report.

FD Frazier & Deeter
CPAs & ADVISORS

600 Peachtree Street, N.E.
Suite 1900
Atlanta, Georgia 30308
404.253.7500
www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 TO THE STOCKHOLDER

The Board of Directors and Stockholder
FMI Capital Advisors, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of FMI Capital Advisors, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13; and

- Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazier & Deeter, LLC

February 22, 2013
Atlanta, Georgia